FSD PHARMA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “FSD”, “we”, “us” or “our” refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on December 31, 2019.

This MD&A for the three months and fiscal years ended December 31, 2019 and 2018 should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2019 and 2018. The financial information presented in this MD&A is derived from the Company’s audited consolidated financial statements for the three months and fiscal years ended December 31, 2019 and 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars except where otherwise indicated.

This MD&A is dated as of March 3, 2020.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about the Company’s intention to increase its production through its proposed expansion of the cannabis cultivation facility located in Cobourg, Ontario and owned by the Company’s wholly owned subsidiary FV Pharma Inc. and the expected costs and timing thereof; the Company’s proposed partnership and joint ventures with, and investments in, other entities; the Company’s expected production capacity; the estimated costs of the Company’s proposed capital projects and future investments; potential proceeds from the exercise of the Company’s outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; improvements to the Company’s cultivation, manufacturing and standardization processes; potential future supply agreements; potential effects of regulations under the Cannabis Act (Canada) (together with the regulations thereunder (the “Cannabis Regulations”), the “Cannabis Act”) and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Company’s products on client health; the Company’s strategy of becoming a leading provider of quality products for the medical cannabis market; and future sales opportunities in other emerging medical markets. Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; the expected yield from the Company’s cultivation operations; purchaser interest in the Company’s products; competition from other licensed producers; anticipated and unanticipated costs; government regulation of the Company’s activities and products; the timely receipt of any required regulatory approvals; the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company’s ability to conduct operations in a safe, efficient and effective manner; and the Company’s expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: reliance on the license issued by Health Canada designating that, pursuant to the Cannabis Act, FV Pharma is authorized to cultivate, process cannabis and sell cannabis to other holders of licenses under the Cannabis Act pursuant to its Cultivation License, Processing License and Sale for Medical Purposes License; the limited operating history of the Company; the Company’s ability to continue as a going concern; the highly speculative nature of drug development; the Company’s ability to generate sufficient revenue to be profitable; the Company’s ability to raise the capital necessary for it to execute its strategy; the Company’s dual class structure; risks inherent in an agricultural business; rising energy costs; the Company’s reliance on key persons; the Company’s compliance with environmental, health and safety laws and regulations; insurance risks; failure of the Company to realize its cannabis production targets; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company’s reliance on the Facility (as defined herein) as its only property for cannabis cultivation and related ancillary business; the expansion of the Facility; the Company’s ability to manage its growth; the Company’s ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company’s ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company’s partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company’s operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company’s status as a “passive foreign investment company”; regulatory risks relating to the Company’s compliance with the Cannabis Act; changes in laws, regulations and guidelines; the Company’s ability to maintain the License; changes to the market price of cannabis; the ability of the Company to produce and sell cannabis supply; failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company’s ability to successfully develop new products or find a market for their sale; lack of certainty regarding the expansion of the cannabis market; ability of key employees of the Company to obtain or renew security clearances in the future; the ability of the Company’s employees or shareholders to enter the United States; unfavorable publicity or consumer perception of the Company and the cannabis industry; the Company’s ability to promote and sustain its brands; marketing constraints in the cannabis industry; product liability claims or regulatory actions; the shelf life of inventory; fair value adjustments to the Company’s biological assets; impact of any future recall of the Company’s products; increased competition in the cannabis market in Canada and internationally; the impact of any negative scientific studies on the effects of cannabis; reputational risks to third parties with whom the Company does business; the Company’s ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company’s reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company’s ability to transport its products; liability arising from any fraudulent or illegal activity; the existence and growth of the cannabis industry; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; side effects, adverse events or other properties or safety risks of product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect property rights around the world; that additional issuances of the Company’s shares could have a significant dilutive effect; and other factors beyond the Company’s control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under “Risks Factors” in our Annual Information Form for the year ended December 31, 2019.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com.

OVERVIEW

The Company was formed under and is governed by the provisions of the OBCA on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office and principal place of business is at 520 Williams Street, Cobourg, Ontario, Canada K9A 3A5. Our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

As of the date hereof, the Company currently has two material subsidiaries: (i) FV Pharma Inc. ("FV Pharma"), which is wholly- owned by the Company and incorporated pursuant to the OBCA; and (ii) Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly-owned by the Company and incorporated under the laws of the State of Arizona. References herein to FSD Pharma’s Bioscience division include Prismic.

The Company operates two business divisions. FSD Pharma Bioscience is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications. FV Pharma is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations, focused on producing and extracting high-quality, hydroponic, pharmaceutical-grade cannabis. The common denominator between the two divisions is the medicinal-grade cannabis plant and its derivative cannabinoids.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the U.S. Food and Drug Administration (the "FDA") and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids – neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Company acquired an exclusive, worldwide (excluding Italy and Spain) license to exploit for pharmaceutical purposes patents and other intellectual property rights to micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA. PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD is currently seeking to advance pharmaceutical development programs centered on ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

Cannabis Licenses

The Company holds three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses"). FV Pharma received its initial License under section 22(2) of the Access to Cannabis for Medical Purposes Regulations ("ACMPR") on October 13, 2017, authorizing FV Pharma to cultivate and process cannabis (the "Cultivation Licence"). In addition, the License permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

On February 19, 2019, the Company announced that FV Pharma had received its Standard Processing Licence (the "Processing Licence"). The Processing Licence allows FV Pharma to produce cannabis, other than obtain it by cultivating, propagating or harvesting it (i.e. extract oils). Under Health Canada's new Cannabis Regulations, the Processing Licence is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year.

On April 18, 2019, the Company received a Sale of Medical Cannabis Licence (the "Sale for Medical Purposes Licence") to supply and sell certain cannabis products under the Cannabis Act, which was limited to cannabis plants and cannabis plant seeds. On June 21, 2019, the Company received an amendment to its Sale for Medical Purposes Licence, which now permits FV Pharma to sell or provide fresh cannabis or dried cannabis oil to such other persons who are permitted to purchase medical cannabis products under the Cannabis Act. The Licences are valid until October 13, 2020.

The Company commenced sales of medical cannabis under the Licenses in August 2019. The Company is not currently licensed to sell cannabis for adult recreational use, and has no immediate plans to apply for a license that would permit us to do so. However, the Company has made investments in certain recreational cannabis retailers in Canada.

The Facility

FV Pharma's plant and operations are located at its facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements. The Facility is licensed for 25,000 square feet. Within this 25,000 square feet, the space is designated for several purposes: flowering, vegetation, drying, packaging and ancillary space. The overall square footage also includes truck traps and hallways. 9,500 square feet is canopy space (flower rooms plus vegetation rooms). In total, the Facility hosts an existing 620,000 square feet of building space.

As of the date hereof, the Company has not entered into any contractual arrangements and has no current commitments for capital expenditures with respect to the build-out of the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property"). Approximately 32 acres of the Facility Property are utilized for the Facility's current building, with the remaining 38 acres available for additional development. Subsequent to December 31, 2019 the Company is considering the continuing use or sale of the Facility.

The Company is not engaged in cannabis-related activities in the United States. Prismic is a pharmaceutical and not a cannabis company. Prismic has the worldwide license (except Spain & Italy) to develop patent-protected micronized formulation of Palmitolylethonalamide (micro-PEA). Micro-PEA has the potential to be used in combination or concomitantly with tetrahydrocannabinol and cannabidiol but Prismic is not involved with the cultivation and processing of any type of cannabis and does not currently intend to create such combinations. Instead, the company intends to initiate Phase 1 first in-human safety and tolerability trials for its lead candidate, PP-101 micro-PEA during the first quarter of 2020.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected interim financial information for the three months and years ended December 31, 2019 and 2018:

	Three months ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Revenue	256,611	—	257,099	—
Gross loss	(1,249,048)	—	(2,407,000)	—
General and administrative	3,410,440	5,081,554	14,811,529	18,740,360
Share-based payments	4,169,939	3,925,732	16,061,319	6,440,406
Depreciation and amortization	1,460,382	84,936	3,146,680	183,194
Allowance for impairment of Auxly funds	—	7,499,977	—	7,499,977
Impairment of property, plant and equipment and right-of-use asset	243,468	—	243,468	—
Total operating expenses	9,284,229	16,592,199	34,262,996	32,863,937
Loss from operations	(10,533,277)	(16,592,199)	(36,669,996)	(32,863,937)

OVERALL FINANCIAL PERFORMANCE

Three months ended December 31, 2019

• For the three months ended December 31, 2019, revenue was $256,611 compared to $nil for the three months ended December 31, 2018, an increase of $256,611 or 100%. The increase in revenue is primarily due to bulk sale of cannabis in Q4 2019 of $255,028 compared to 2018 when the Company did not have a license to sell cannabis.

• For the three months ended December 31, 2019, gross loss was $1,249,048 compared to $nil for the three months ended December 31, 2018, an increase of $1,249,048 or 100%. The increase in gross loss is primarily due to the recognition of cost of revenue during the three months ended December 31, 2019 of $1,109,161 and unrealized loss on changes in the fair value of biological assets of $374,249.

• For the three months ended December 31, 2019, general and administrative expense was $3,410,440 compared to $5,081,554 for the three months ended December 31, 2018. The decrease of $1,671,114 or 33% is primarily related to the decreases in; stock promotion expense of $1,202,278, repair, maintenance and utilities of $383,484, and consulting fees of $304,645 which were offset by increase in general office, travel and administration expenditures of $226,247.

• For the three months ended December 31, 2019, share-based payments was $4,169,939 compared to $3,925,732 for the three months ended December 31, 2018, an increase of $244,207 or 6%. The increase in share-based payments is related to options that were granted and vested during the year.

• For the three months ended December 31, 2019, depreciation and amortization was $1,460,382 compared to $84,936 for the three months ended December 31, 2018, an increase of $1,375,446 or 1619%. The increase is primarily related to amortization on the intangible asset recognized on the acquisition of Prismic during 2019.

• In 2018 the Company recognized an allowance for impairment of funds not expected to be recoverable.

• For the three months ended December 31, 2019, impairment of property, plant and equipment and right-of-use asset was $243,468 compared to $nil for the three months ended December 31, 2018. The increase is related to the impairment of unused equipment and the impairment of the right-of-use asset related to an office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. Subsequent to December 31, 2019 the Company subleased the premise. The right-of-use asset was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

Year ended December 31, 2019

• For the year ended December 31, 2019, revenue was $257,099 compared to $nil for the year ended December 31, 2018, an increase of $257,099 or 100%. The increase in revenue is primarily due to commencement of cannabis sales in Q3 2019 compared to 2018 when the Company did not have a license to sell cannabis.

• For the year ended December 31, 2019 gross loss was $2,407,000 compared to $nil for the year ended December 31, 2018, an increase of $2,407,000 or 100%. The increase in gross loss is primarily due to the recognition of cost of revenue during the year ended December 31, 2019 of $1,959,111 and an unrealized loss on changes in the fair value of biological assets of $682,739.

• For the year ended December 31, 2019, general and administrative expense was $14,811,529 compared to $18,740,360 for the year ended December 31, 2018. The decrease of $3,928,831 or 21% is primarily related to the listing fees incurred in 2018 offset by higher expenses related to business operations as the company continued to expand its operations in 2019.

• For the year ended December 31, 2019, share-based payments was $16,061,319 compared to $6,440,406 for the year ended December 31, 2018, an increase of $9,620,913 or 149%. The increase in share-based payments is due to options granted and vested during the year.

• For the year ended December 31, 2019, depreciation and amortization was $3,146,680 compared to $183,194 for the year ended December 31, 2018, an increase of $2,963,486 or 1618%. The increase is primarily related to amortization on the intangible asset recognized on the acquisition of Prismic during 2019 and the commencement of depreciation on the Company’s facility and equipment used in production, as these assets were not available for use in prior periods or were not acquired at the time by the Company.

• In 2018 the Company recognized an allowance for impairment of funds not expected to be recoverable.

• For the year ended December 31, 2019, impairment of property, plant and equipment and right-of-use asset was $243,468 compared to $nil for the year ended December 31, 2018. The increase is related to the impairment of unused equipment and the impairment of right-of-use asset related to an office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. Subsequent to December 31, 2019 the Company subleased the premise. The right-of-use asset was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

		As at December 31,
	2019	2018	Change
	$	$	$	%
Cash	7,932,737	21,134,930	(13,202,193)	-62%
Total assets	57,447,463	52,776,234	4,671,229	9%
Total liabilities	9,225,376	1,743,806	7,481,570	429%

• The Company concluded the year ended December 31, 2019 with cash of $7,932,737 (December 31, 2018 - $21,134,930).

o Cash used in operating activities for the year ended December 31, 2019 was $18,227,738 compared to $18,489,905 for the year ended December 31, 2018.

o Cash used in investing activities for the year ended December 31, 2019 was $306,909 compared to $9,991,322 for the year ended December 31, 2018. The decrease in cash used in investing activities is primarily related to the purchase of other investments in 2018 of $8.0 million and a decrease, year-over-year, of approximately $3.5 million related to the purchase of property, plant and equipment.

o Cash provided by financing activities for the year ended December 31, 2019 was $5,332,454 compared to $44,876,169 for the year ended December 31, 2018, a decrease of $39,543,715 or 88%. The decrease is primarily due to a decrease in proceeds from the issuance of shares of $36.7 million and from the exercise of share options and warrants of $2.8 million.

RESULTS OF OPERATIONS

REVIEW OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

The following table outlines our consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change
	$	$	$	%
Revenue	257,099	—	257,099	100%
Cost of revenue	1,959,111	—	1,959,111	100%
Gross loss before fair value adjustments	(1,702,012)	—	(1,702,012)	100%
Fair value adjustments on inventory sold	22,249	—	22,249	100%
Unrealized loss on changes in fair value of biological assets	682,739	—	682,739	100%
Gross loss	(2,407,000)	—	(2,407,000)	100%

Expenses
General and administrative	14,811,529	18,740,360	(3,928,831)	-21%
Share-based payments	16,061,319	6,440,406	9,620,913	149%
Depreciation and amortization	3,146,680	183,194	2,963,486	1618%
Allowance for impairment of Auxly funds	—	7,499,977	(7,499,977)	-100%
Impairment of property, plant and equipment and right-of-use asset	243,468	—	243,468	100%
Total operating expenses	34,262,996	32,863,937	1,399,059	4%

Loss from operations	(36,669,996)	(32,863,937)	(3,806,059)	12%
Other income	(125,536)	(88,763)	(36,773)	41%
Finance expense	206,454	—	206,454	100%
Loss on settlement of financial liability	24,810	—	24,810	100%
Loss on change in fair value of derivative liability	3,568,305	—	3,568,305	100%
Loss (gain) on changes in fair value of other investments	11,669,157	(10,064,550)	21,733,707	-216%
Net loss	(52,013,186)	(22,710,624)	(29,302,562)	129%

Revenue

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Revenue	257,099	—	257,099	100%

Revenue increased from $nil to $257,099 for the year ended December 31, 2019 compared to the prior year. The increase in revenue is attributable to the commencement of sales of medical cannabis in August 2019. Prior to 2019, the Company did not have any cannabis sales.

Cost of Revenue

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Cost of revenue	1,959,111	—	1,959,111	100%

Cost of revenue includes the cost of inventory sold and production costs expensed. Direct and indirect production costs include direct labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Cost of revenue increased from $nil to $1,959,111 for year ended December 31, 2019 compared to the prior year. Included within cost of revenue for the year ended December 31, 2019 is a provision for inventory impairment of $1,315,941. The Company obtained its sales license on June 21, 2019.

Unrealized loss on changes in fair value of biological assets

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Unrealized loss on changes in fair value of biological assets	682,739	—	682,739	100%

The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. Capitalized costs include labour related costs, grow consumables, utilities, facilities costs, and an allocation of overhead costs related to the production facility and depreciation on production equipment. Capitalized costs are subsequently recorded within cost of revenue in the consolidated statements of loss and comprehensive loss in the period that the related product is sold. The Company started selling medical cannabis in Q3 2019.

At each reporting period and at the point of harvest, the Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss and comprehensive loss for the related period.

Loss on change in fair value of biological assets for the year ended December 31, 2019 was $682,739 respectively. There was no biological assets in the prior year.

Share-based payments

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Share-based payments	16,061,319	6,440,406	9,620,913	149%

Share-based payments expense increased from $6,440,406 to $16,061,319 or 149% for the year ended December 31, 2019 compared to the prior year. The increase is due to an increase in stock options that were granted during the year compared to the prior year.

Depreciation and amortization

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Depreciation and amortization	3,146,680	183,194	2,963,486	1618%

Depreciation and amortization expense increased from $183,194 to $3,146,680 or 1618% for the year ended December 31, 2019, compared to the prior year. During the year ended December 31, 2019, the Company recorded $2.5M in amortization expense related to intellectual property acquired from Prismic. The remaining increase in depreciation and amortization expense is related to the commencement of depreciation on the Company’s facility and equipment used in production, as these assets were not available for use in prior periods or were not acquired at the time by the Company.

Allowance for impairment of Auxly funds

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Allowance for impairment of Auxly funds	—	7,499,977	(7,499,977)	-100%

In 2018 the Company recognized an allowance for impairment of funds not expected to be recoverable.

Impairment of property, plant and equipment and right-of-use asset

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%

Impairment of property, plant and equipment and right-of-use asset	243,468	—	243,468	100%

Impairment of property, plant and equipment and right-of-use asset increased from $nil to $243,468 for the year ended December 31, 2019 compared to prior year. The increase is related to the impairment of unused equipment and impairment of right-of-use asset for office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. Subsequent to December 31, 2019 the Company subleased the premise. The right-of-use asset was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

General and administrative

General and administrative expenses for the year ended December 31, 2019 and 2018 are comprised of:

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Professional fees	3,730,556	1,955,253	1,775,303	91%
Stock promotion	2,902,453	2,803,588	98,865	4%
Salaries, wages and benefits	2,267,308	1,740,720	526,588	30%
Consulting fees	2,288,129	2,037,049	251,080	12%
General office, travel and administration expenditures	2,172,824	726,509	1,446,315	199%
Repairs, maintenance and utilities	924,945	1,360,477	(435,532)	-32%
Shareholder and public company costs	440,746	124,973	315,773	253%
Listing expense	—	7,991,791	(7,991,791)	-100%
Foreign exchange loss	84,568	—	84,568	100%
	14,811,529	18,740,360	(3,928,831)	-21%

Professional fees

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Professional fees	3,730,556	1,955,253	1,775,303	91%

Professional fees increased from $1,955,253 to $3,730,556 or 91% for the year ended December 31, 2019, compared to the prior year. During the year ended December 31, 2019 the Company recorded $1.6M in legal fees related to a private placement and application for listing on the Nasdaq Capital Market (“Nasdaq”). Professional fees include legal and audit fees and will fluctuate period to period based on the nature of the transactions the Company undertakes.

Stock promotion

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Stock promotion	2,902,453	2,803,588	98,865	4%

Stock promotion expenses increased from $2,803,588 to $2,902,453 or 4% for the year ended December 31, 2019, compared to the prior year. The increase is primarily due to the Company being a public reporting issuer for the year ended December 31, 2019. In the prior year, the Company did not become a public issuer until May 2018. Stock promotion expenses include investor relations and media expenses associated with being a public reporting issuer.

Salaries, wages and benefits

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Salaries, wages and benefits	2,267,308	1,740,720	526,588	30%

Salaries, wages and benefits expenses increased from $1,740,720 to $2,267,308 or 30% for the year ended December 31, 2019, compared to the prior year. Salaries, wages and benefits for the year ended December 31, 2019 does not include $1,085,729 of salaries, wages and benefit costs, respectively, that were capitalized to biological assets and inventory production. Before considering the impact of the allocation of salaries, wages and benefits to biological assets and inventory, the increase for the year ended December 31, 2019, as compared to the prior year, is due to increased headcount, driven by the growth of the Company and commencement of operations.

Consulting fees

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Consulting fees	2,288,129	2,037,049	251,080	12%

Consulting fees increased from $2,037,049 to $2,228,129 or 12% for the year ended December 31, 2019, compared to the prior year. The primary reason for the increase is due the recognition of $525,000 paid to an outside consulting firm for services in relation to planning the build-out of the Company’s facility. Consulting fees include fees paid to individuals and professional firms who provide advisor services to the Company and management team and will fluctuate period to period based on the nature of the transactions the Company undertakes.

General office, travel and administration expenditures

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
General office, travel and administration expenditures	2,172,824	726,509	1,446,315	199%

General office, travel and administration expenditures increased from $726,509 to $2,172,824 or 199% for the year ended December 31, 2019, compared to the prior year. The increase is attributed to the following:

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Travel	795,929	69,367	726,562	1047%
Office and general	808,618	92,631	715,987	773%
Insurance	328,969	156,038	172,931	111%
Meals and entertainment	201,868	6,576	195,292	2970%
Production and growing	37,440	401,897	(364,457)	-91%
General office, travel and administration expenditures	2,172,824	726,509	1,446,315	199%

Travel

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Travel	795,929	69,367	726,562	1047%

Travel expenses increased from $69,367 to $795,929 or 1047% for the year ended December 31, 2019, compared to the prior year. The increase in travel expenditures is related to travel incurred by directors, officers and employees of the Company to attend Company related meetings and events, meet potential investors, and expand operations through acquisitions and partnerships.

Office and general

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Office and general	808,618	92,631	715,987	773%

Office and general expenses increased from of $92,631 to $808,618 or 773% for the year ended December 31, 2019, compared to the prior year. The increase in office and general expenses for year ended December 31, 2019 is primarily due to the Company’s increase in employees and expanded operations in 2019 compared to the prior year. Other expenses included with office and general expenses are general office supplies, information technology services and fees, subscription fees for software services, bank fees, freight charges and membership fees.

Insurance

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Insurance	328,969	156,038	172,931	111%

Insurance expenses increased from $156,038 to $328,969 or 111% for the year ended December 31, 2019, compared to the prior year. The increase in insurance expense is due to the Company incurring higher insurance costs associated with being a public company and the commencement of production operations. Insurance expenses include Directors and Officers insurance, Commercial insurance, insurance policies for production equipment, and product recall insurance.

Meals and entertainment

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Meals and entertainment	201,868	6,576	195,292	2970%

Meals and entertainment expenses increased from $6,576 to $201,868 or 2970% for the year ended December 31, 2019, compared to the prior year. The increase in meals and entertainment expenses is primarily due to the increase in the number of employees and expanded operations during the year as compared to the prior year.

Production and growing

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Production and growing	37,440	401,897	(364,457)	-91%

Production and growing expenses decreased from $401,897 to $37,440 or 91% for the year ended December 31, 2019 compared to the prior year. The primary reason for the decrease is due to the Company policy to capitalize production and growing expenses to biological assets and inventory as part of the commencement of production and operations in 2019. Expenses incurred in the prior year were for set-up costs prior to the commencement of production activities.

Repairs, maintenance and utilities

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Repairs, maintenance and utilities	924,945	1,360,477	(435,532)	-32%

Repairs maintenance and utilities expenditures decreased from $1,360,477 to $924,945 or 32% for the year ended December 31, 2019, compared to the prior year. Facility related expenditures include costs incurred directly related to the Company’s production facility. Such costs include property taxes, security services, repairs and maintenance expenditures, and utilities. The primary reason for the decrease is due to $669,550 of expenditures capitalized to the production of biological assets and inventory. The Company had not commenced production activities in 2018 and therefore, no facility related expenditures were capitalized to biological assets or inventories.

Shareholder and public company costs

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Shareholder and public company costs	440,746	124,973	315,773	253%

Shareholder and public company costs increased from $124,973 to $440,746 or 253% for the year ended December 31, 2019, compared to the prior year. Included within Shareholder and Public Company costs are stock exchange fees, transfer agent fees, shareholder mailing fees and filing fee expenses. The increase compared to the prior year is due to the Company being a public reporting issuer for all of 2019. During the year ended December 31, 2019 the Company incurred $45,275 in listing and filing fees, $195,821 in shareholder mailing fees, $87,947 in transfer agent fees, and $91,485 in stock exchange fees.

Listing expense

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Listing expense	—	7,991,791	(7,991,791)	-100%

The Company recognized listing expense from its reverse takeover transaction in 2018.

Foreign exchange loss

	For the year ended December 31,
	2019	2018	Change
	$	$	$	%
Foreign exchange loss	84,568	—	84,568	100%

Foreign exchange loss increased from $nil to $84,568 for the year ended December 31, 2019 compared to the prior year. The primary reason for the loss was due to the decrease in the strength of the Canadian dollar relative to the US Dollar and its impact on cash balances held in, and expenses incurred in, US Dollars.

Other income

Other income represents rental income from unused portion of the Cobourg facility to unrelated third party.

For the year ended December 31, 2019, total other income was $125,536 compared to $88,763 for the year ended December 31, 2018. The increase is primarily attributable to the recognition of $47,635 of interest income compared to interest income of $nil in the prior year.

Finance expense

Finance expense is primarily comprised of interest accrued on notes payable assumed on acquisition of Prismic in June 2019.

Loss on change in fair value of derivative liability

Loss on change in fair value of derivative liability is related to investments in Pharmadrug Inc. and Solarvest BioEnergy Inc. Both investments were acquired by issuing equity instruments in the Company and the investment agreements guaranteed a minimum value of the Company’s equity to Pharmadrug Inc. and Solarvest BioEnergy Inc. resulting in recognition of derivative liability under IFRS. This expense represents change in the derivative liability from date of initial measurements to December 31, 2019. These investments were acquired during the year ended December 31, 2019.

Loss (gain) on changes in fair value of other investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates. The table below summarizes the change in fair value of these investments resulting in gain/loss recognized:

			Balance at			Change in fair	Balance at
			December		Proceeds	value through	December 31,
Entity	Instrument	Note	31, 2018	Additions	from sale	profit or loss	2019
			$	$	$	$	$
Pharmadrug Inc.	Shares	(i)	-	3,000,000	—	(2,660,940)	339,060
Cannara Biotech Inc.	Shares	(ii)	11,215,395	—	—	(2,146,357)	9,069,038
Clover Cannastrip	Shares	(iii)	1,500,000	—	—	(1,500,000)	—
High Tide	Shares	(iv)	1,798,040	—	614,520	(1,183,520)	—
High Tide	Warrants	(iv)	251,115	—	—	(251,115)	—
HUGE Shops	Shares	(v)	1,300,000	—	—	(539,132)	760,868
SciCann Therapeutics	Shares	(vi)	1,999,991	—	—	(1,287,743)	712,248
Solarvest BioEnergy Inc.	Shares	(vii)	—	690,000	—	(255,000)	435,000
Solarvest BioEnergy Inc.	Warrants	(vii)	—	385,784	—	(269,134)	116,650
Solarvest BioEnergy Inc.	Convertible debenture	(vii)	—	1,924,216	—	(1,576,216)	348,000
			18,064,541	6,000,000	614,520	(11,669,157)	11,780,864

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019 AND 2018

The following table outlines our consolidated statements of loss and comprehensive loss for the three months ended December 31, 2019 and 2018:

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Revenue	256,611	—	256,611	100%
Cost of revenue	1,109,161	—	1,109,161	100%
Gross loss before fair value adjustments	(852,550)	—	(852,550)	100%
Fair value adjustments on inventory sold	22,249	—	22,249	100%
Unrealized loss on changes in fair value of biological assets	374,249	—	374,249	100%
Gross loss	(1,249,048)	—	(1,249,048)	100%

Expenses
General and administrative	3,410,440	5,081,554	(1,671,114)	-33%
Share-based payments	4,169,939	3,925,732	244,207	6%
Depreciation and amortization	1,460,382	84,936	1,375,446	1619%
Allowance for impairment of Auxly funds	—	7,499,977	(7,499,977)	-100%
Impairment of property, plant and equipment and right-of-use asset	243,468	—	243,468	100%
Total operating expenses	9,284,229	16,592,199	(7,307,970)	-44%

Loss from operations	(10,533,277)	(16,592,199)	6,058,922	-37%

Other income	(76,218)	(5,575)	(70,643)	1267%
Finance expense	96,705	—	96,705	100%
Loss on settlement of financial liability	24,810	—	24,810	100%
Loss on change in fair value of derivative liability	1,868,305	—	1,868,305	100%
Loss (gain) on changes in fair value of other investments	6,372,763	4,311,450	2,061,313	48%
Net loss	(18,819,642)	(20,898,074)	2,078,432	-10%

Revenue

	For the three months ended December 31,
	2019	2018	Change
	$	$	$	%
Revenue	256,611	—	256,611	100%

Revenue increased from $nil to $256,611 for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The increase in revenue is attributable to the commencement of sales of medical cannabis in August 2019, which contributed to bulk cannabis sales of $255,280 during Q4 2019.

Cost of revenue

	For the three months ended December 31,
	2019	2018	Change
	$	$	$	%
Cost of revenue	1,109,161	—	1,109,161	100%

Cost of revenue increased from $nil to $1,109,161 for three months ended December 31, 2019 compared to three months ended December 31, 2018. The Company obtained its sales license on June 21, 2019. Prior to obtaining its sales license, the fair value of inventories was determined to be nil.

Unrealized loss on changes in fair value of biological assets

	For the three months ended December 31,
	2019	2018	Change
	$	$	$	%
Unrealized loss on changes in fair value of biological assets	374,249	—	374,249	100%

Loss on change in fair value of biological assets for the three months ended December 31, 2019 was $374,249. There was no biological assets in the prior year’s comparable period.

Share-based payments

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Share-based payments	4,169,939	3,925,732	244,207	6%

Share-based payments expense increased from $3,925,732 to $4,169,939 or 6% for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The increase is due options granted and vesting during the year.

Depreciation and amortization

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Depreciation and amortization	1,460,382	84,936	1,375,446	1619%

Depreciation and amortization expense increased from $84,936 to $1,460,382 or 1619% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase is primarily related to the reconciliation of amortization of intangible assets obtained during 2019 and other depreciation on property, plant and equipment. During the three months ended December 31, 2019, the Company recorded $1.25M in amortization expense related to intellectual property acquired from Prismic. The remaining increase in depreciation and amortization expense is related to the commencement of depreciation on the Company’s facility and equipment used in production, as these assets were not available for use for the three months ended December 31, 2018.

Allowance for impairment of Auxly funds

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Allowance for impairment of Auxly funds	—	7,499,977	(7,499,977)	-100%

In 2018 the Company recognized an allowance for impairment of funds not expected to be recoverable.

Impairment of property, plant and equipment and right-of-use asset

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Impairment of property, plant and equipment and right-of-use asset	243,468	—	243,468	100%

Impairment of property, plant and equipment and right-of-use asset increased from $nil to $243,468 for the three months ended December 31, 2019 compared to three months ended December 31, 2018. The increase is related to impairment of unused equipment and impairment of right-of-use asset for office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. The right-of-use asset was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

General and administrative

General and administrative expenses for the three months ended December 31, 2019 and 2018 are comprised of:

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Professional fees	1,190,465	1,055,787	134,678	13%
Stock promotion	406,863	1,609,141	(1,202,278)	-75%
Salaries, wages and benefits	390,121	656,318	(266,197)	-41%
Consulting fees	562,037	866,682	(304,645)	-35%
General office, travel and administration expenditures	469,248	243,001	226,247	93%
Repairs, maintenance and utilities	56,427	439,911	(383,484)	-87%
Shareholder and public company costs	250,711	104,067	146,644	141%
Listing expense	—	106,647	(106,647)	-100%
Foreign exchange loss	84,568	—	84,568	100%
	3,410,440	5,081,554	(1,671,114)	-33%

Professional fees

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Professional fees	1,190,465	1,055,787	134,678	13%

Professional fees increased from $1,055,787 to $1,190,465 or 13% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase is due to normal business activities.

Stock promotion

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Stock promotion	406,863	1,609,141	(1,202,278)	-75%

Stock promotion expenses decreased from $1,609,141 to $406,863 or 75% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The decrease is related to lower spending on stock promotion and marketing during the three months ended December 31, 2019 as the Company was focused on getting listed on the Nasdaq.

Salaries, wages and benefits

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Salaries, wages and benefits	390,121	656,318	(266,197)	-41%

Salaries, wages and benefits expenses decreased from $656,318 to $390,121 or 41% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The decrease is primarily due to salaries, wages and benefits of $444,133 that were capitalized to biological assets and inventory production during the three months ended December 31, 2019 compared to $nil in 2018.

Consulting fees

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Consulting fees	562,037	866,682	(304,645)	-35%

Consulting fees decreased from $886,682 to $562,037 or 35% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. Consulting fees include fees paid to individuals and professional firms who provide advisor services to the Company and management team. The decrease is primarily due to the use of fewer consultants and a switch to more in-house full-time staff.

General office, travel and administration expenditures

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
General office, travel and administration expenditures	469,248	243,001	226,247	93%

General office, travel and administration expenditures increased from $243,001 to $469,248 or 93% for the three months ended December 31, 2019, compared to the prior period. The increase is attributed to the following:

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Travel	203,224	25,606	177,618	694%
Office and general	33,533	18,183	15,350	84%
Insurance	109,560	20,935	88,625	423%
Meals and entertainment	122,931	195	122,736	62958%
Production and growing	—	178,082	(178,082)	-100%
General office, travel and administration expenditures	469,248	243,001	226,247	93%

Travel

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Travel	203,224	25,606	177,618	694%

Travel expenses increased from $25,606 to $203,224 or 694% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase in travel expenditures is related to travel incurred by directors, officers and employees of the Company to attend Company related meetings and events, meet potential investors, and expand operations through acquisitions and partnerships.

Office and general

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Office and general	33,533	18,183	15,350	84%

Office and general expenses increased from of $18,183 to $33,533 or 84% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase in office and general expenses for three months ended December 31, 2019 is primarily due to the Company’s increase in employees and expanded operations in 2019 compared to the prior year. Other expenses included with office and general expenses are general office supplies, information technology services and fees, subscription fees for software services, bank fees, freight charges and membership fees.

Insurance

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Insurance	109,560	20,935	88,625	423%

Insurance expenses increased from $20,935 to $109,560 or 423% for the year three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase in insurance expense is due to the Company incurring higher insurance costs associated with being a public company and the commencement of production operations. Insurance expenses include Directors and Officers insurance, Commercial insurance, insurance policies for production equipment, and product recall insurance.

Meals and entertainment

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Meals and entertainment	122,931	195	122,736	62958%

Meals and entertainment expenses increased from $195 to $122,931 or 62958% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase in meals and entertainment expenses is primarily due to the increase in the number of employees and expanded operations during the period as compared to the equivalent period in the prior year.

Production and growing

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Production and growing	—	178,082	(178,082)	-100%

Production and growing expenses decreased from $178,082 to $nil for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The primary reason for the decrease is due to the Company’s policy to capitalize production and growing expenses to biological assets and inventory as part of the commencement of production and operations in 2019. Expenses incurred in the prior year were for set-up costs prior to the commencement of production activities.

Repairs, maintenance and utilities

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Repairs, maintenance and utilities	56,427	439,911	(383,484)	-87%

Repairs, maintenance and utilities expenditures decreased from $439,911 to $56,427 or 87% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The primary reason for the decrease is due to $277,938 of expenditures capitalized to the production of biological assets and inventory. The Company had not commenced production activities in the equivalent periods of the prior year and therefore, no facility related expenditures were capitalized to biological assets or inventories during those periods.

Shareholder and public company costs

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Shareholder and public company costs	250,711	104,067	146,644	141%

Shareholder and public company costs increased from $104,067 to $250,711 or 141% for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. The increase compared to the prior year is due to the Company being a public reporting issuer for all of 2019.

Listing expense

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Listing expense	—	106,647	(106,647)	-100%

The Company recognized listing expense from its reverse takeover transaction in 2018.

Foreign exchange loss

	Three months ended December 31,
	2019	2018	Change
	$	$	$	%
Foreign exchange loss	84,568	—	84,568	100%

Foreign exchange loss increased from $nil to $84,568 or 100% for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The primary reason for the loss was due to the decrease in the strength of the Canadian dollar relative to the US Dollar and its impact on cash balances held in and expenses incurred in US Dollars.

Finance expense

Finance expense is primarily comprised of interest accrued on notes payable assumed on acquisition of Prismic in June 2019.

Loss on change in fair value of derivative liability

Loss on change in fair value of derivative liability is related to investments in Pharmadrug Inc. and Solarvest BioEnergy Inc. Both investments were acquired by issuing equity instruments in the Company and the investment agreements guaranteed a minimum value of the Company’s equity to Pharmadrug Inc. and Solarvest BioEnergy Inc. resulting in recognition of derivative liability under IFRS. This expense represents change in the derivative liability from date of initial measurements to December 31, 2019. These investments were acquired during the year ended December 31, 2019.

Loss (gain) on changes in fair value of other investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

SELECTED ANNUAL INFORMATION

	Year Ended December 31,
	2019	2018	Change
	$	$	$	%
Revenue	257,099	—	257,099	100%
Other income	125,536	88,763	36,773	41%
Net loss	(52,013,186)	(22,710,624)	(29,302,562)	129%
Total assets	57,447,463	52,776,234	4,671,229	9%
Total liabilities	9,225,376	1,743,806	7,481,570	429%

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing January 1, 2018 and ending December 31, 2019. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2018 and the audited consolidated financial statements for the year ended December 31, 2019. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019	2018	2018	2018	2018
	$	$	$	$	$	$	$	$
Revenue	256,611	488	—	—	—	—	—	—
Other income	76,218	12,317	18,501	18,500	5,575	13,833	29,372	39,983
Net income (loss)	(18,819,642)	(16,650,738)	(14,245,520)	(2,297,286)	(20,898,074)	3,857,181	(3,820,553)	(1,849,178)
Net income (loss) per share - basic	(2.38)	(2.20)	(2.01)	(0.40)	(3.85)	0.59	(0.71)	(0.80)
Net income (loss) per share - diluted	(2.38)	(2.20)	(2.01)	(0.40)	(3.85)	0.50	(0.71)	(0.80)

Revenue

The Company commenced sales of medical cannabis in August of 2019. Sales from medical cannabis increased due to a single bulk sale during the three months ended December 31, 2019. Prior to Q3 2019 the Company did not have any revenue from sales of cannabis.

Other income

Other income earned during each of the eight quarters presented above was from subleasing an unused portion of its Cobourg facility to unrelated third parties.

Expenses

The Company continued to expend considerable amounts of capital on the development of its business, the continued renovation and build-out of its Cobourg facility, salaries and wages for employees and ongoing operating expenses relating to the management of a public reporting issuer. Net loss for the Company fluctuates significantly as the Company grows, along with the fluctuations in fair value of the investments held.

The Company became a public reporting issuer during the three months ended June 30, 2018, resulting in recognition of $7.9 million listing expense for the completion of a reverse take-over transaction.

FINANCIAL POSITION

	As at	As at
	December 31,	December 31,	Change
	2019	2018	$	%
ASSETS
Current
Cash	7,932,737	21,134,930	(13,202,193)	-62%
Trade and other receivables	2,070,055	990,988	1,079,067	109%
Prepaid expenses and deposits	430,381	444,099	(13,718)	-3%
Inventories	942,939	—	942,939	100%
Biological assets	—	—	—	—
Total current assets	11,376,112	22,570,017	(11,193,905)	-50%

Non-current
Other investments	11,780,864	18,064,541	(6,283,677)	-35%
Right-of-use asset, net	127,410	—	127,410	100%
Property, plant and equipment, net	11,804,145	12,141,676	(337,531)	-3%
Intangible assets, net	22,358,932	—	22,358,932	100%
Total non-current assets	46,071,351	30,206,217	22,148,811	73%

Total assets	57,447,463	52,776,234	4,671,229	9%

LIABILITIES
Current
Trade and other payables	4,467,826	1,743,806	2,724,020	156%
Lease obligations	56,207	—	56,207	100%
Derivative liability	2,646,269	—	2,646,269	100%
Notes payable	1,908,412	—	1,908,412	100%
Total current liabilities	9,078,714	1,743,806	7,334,908	421%

Non-current
Lease obligations	146,662	—	146,662	100%
Total liabilities	9,225,376	1,743,806	7,481,570	429%

SHAREHOLDERS' EQUITY
Class A share capital	201,500	201,500	—	0%
Class B share capital	97,815,149	67,916,302	29,898,847	44%
Warrants	5,745,034	4,442,145	1,302,889	29%
Contributed surplus	23,091,099	4,977,300	18,113,799	364%
Foreign exchange translation reserve	(112,690)	—	(112,690)	100%
Deficit	(78,518,005)	(26,504,819)	(52,013,186)	196%
Total shareholders' equity	48,222,087	51,032,428	(2,810,341)	-6%

Total liabilities and shareholders' equity	57,447,463	52,776,234	4,671,229	9%

Assets

Current assets

Current assets decreased by $11,193,905 or 50%, primarily due to the decrease in cash of $13,202,193 which was offset by increases in:

- Trade and other receivables increased by $1,079,067 or 109%, primarily due to the timing of sales tax eligible expenditures and timing of the filling of sales tax returns; and

- Inventory and biological assets increased by $942,939 or 100%, due to (i) the change in the fair value measurement of plants as at December 31, 2019 and harvesting of plants during the year ended December 31, 2019 which are included in inventory; (ii) purchases of inventory from third parties; and (iii) the capitalization of certain expenditures, such as salaries and benefits, depreciation and amortization, and certain overhead costs to biological assets and inventory.

Non-current assets

Intangible assets increased by $22,358,932 or 100% primarily due to the intellectual property acquired by the Company on June 28, 2019 from Prismic. The intellectual property is amortized over its estimated useful life of five years from the date of acquisition.

Property, plant and equipment decreased by $337,531 or 3%, due to depreciation of $656,593, impairment of $215,056 offset by additions of $534,118.

Other investments decreased by $6,283,677 or 35%, due to the decrease in fair value of the held investments and sale of the High Tide investment. The Company’s investments are primarily in cannabis related businesses and the overall sector has experienced a broad decline in value during the period, contributing to the unfavourable change in fair value of investments during the year.

A Right of use asset for office space leased was recorded by the Company on January 1, 2019 in the amount of $243,818 on the adoption of IFRS 16. As at December 31, 2019 the asset had a carrying value of $127,410. The decrease from the date of initial adoption to December 31, 2019 is due to amortization of the asset of $48,764 and impairment of $67,644. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. The right-of-use asset was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

Liabilities

Current liabilities

Trade and other payables increased by $2,724,020 or 156%, primarily due to $2,097,174 being assumed on acquisition of Prismic and $389,640 related to business license fees.

In May 2019, the Company entered into an investment agreement with Solarvest BioEnergy Inc. (“SVS”). SVS investment agreement guaranteed that SVS’s investment in FSD would not fall below the minimum value of $3,000,000 within 8 months of the investment. If the investment did fall below $3,000,000 during this period FSD would be obligated to issue additional shares such that SVS would be able to realize the minimum value of $3,000,000. The Company determined at period ended December 31, 2019 that the value of SVS’s shares in FSD has fallen below the minimum value therefore a derivative liability of $2,646,269 was recorded. The Company settled the derivative liability subsequent to year end with the issuance 225,371 Class B Common Shares.

The company recognized notes payable of $1,908,412 from the acquisition of Prismic on June 28, 2019, made up of $1,714,416 notes and $193,996 of short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%.

Non-current liabilities

Non-current portion of lease liability represents the Company’s obligations under an office lease following the adoption of IFRS 16, which was effective and adopted on January 1, 2019.

Shareholders’ equity

Shareholder’s equity decreased by $2,810,341 primarily due to consideration of $20,887,210 issued as part of the acquisition of Prismic, $11,539,417 shares issued, $16,061,319 recognized in contributed surplus for share-based payments, $732,598 related to the exercise of share options and $94,991 for warrants exercised. The increases in Shareholder’s equity were offset by the comprehensive loss of $52,125,876 for the year ended December 31, 2019.

Liquidity, Capital Resources and Financing

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The consolidated financial statements and this MD&A has been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements and this MD&A do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for property and equipment and intangible assets are dependent upon the ability of the Company to obtain sufficient financing to complete development of its facilities and extraction processes and the pharmaceutical research and development program centered on the lead asset, micro-palmitoylethanolamide.

As at December 31, 2019, the Company has an accumulated deficit of $78.5 million, a net loss of $52 million and a working capital surplus of $2.3 million. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty. The application of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital in order to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

As at December 31, 2019 the Company had cash of $7,932,737 representing a decrease of $13,202,193 from December 31, 2018. This decrease is primarily due to $18,227,738 cash used in operating activities and $306,909 cash used in investing activities, offset by $5,332,454 cash received from financing activities.

Subsequent to December 31, 2019 the Company sold its investment in Cannara Biotech Inc. for cash proceeds of $7,743,492.

Given our existing cash and the proceeds received from sale of Cannara Biotech Inc. investment, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Cash flows

	Year ended December 31,
	2019	2018
	$	$
Cash	7,932,737	21,134,930
Net cash provided by (used in):
Operating activities	(18,227,738)	(18,489,905)
Investing activities	(306,909)	(9,991,322)
Financing activities	5,332,454	44,876,169
Net (decrease) increase in cash and cash equivalents	(13,202,193)	16,394,942

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the year ended December 31, 2019 were $18,227,738 compared to cash flows used in operating activities of $18,489,905 for the year ended December 31, 2018.

Cash Flows from Investing Activities

Cash flows used in investing activities for the year ended December 31, 2019 were $306,909 compared to cash used in investing activities of $9,991,322 for the year ended December 31, 2018. The change is due to the large purchase of property, plant and equipment and other investments during the year ended December 31, 2018 compared to the year ended December 31, 2019.

Cash Flows from Financing Activities

Cash flows from financing activities for the year ended December 31, 2019 were $5,332,454 compared to $44,876,169 for the year ended December 31, 2018. The decrease in cash inflows from financing activities of $39,543,715 was mainly due decreases in; proceeds from issuance of shares, proceeds from exercise of share options and proceeds from warrants exercise.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our audited consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our audited consolidated financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Compensation paid or payable to key management and directors comprised the following:

• The Company paid the former President and CEO of FV Pharma Inc., Thomas Fairfull, $770,000 in 2019 as a retirement benefit. The Company also paid the former President and CEO of FV Pharma Inc. $54,958 in salaries and benefits through a related entity owned by the former President and CEO in addition to $96,250 of salaries and benefits and other allowances of $4,500 paid directly to the Former CEO.

• The Company reimbursed $754,311 to a company owned by the CEO, Raza Bokhari, for costs incurred on behalf of the Company during the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under various expense line categories. The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $1,428,591 to be paid to the CEO by issuance of 200,927 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019. As at December 31, 2019 the Company had an outstanding balance of $95,708 due to a Company controlled by the CEO, included in trade and other payables.

• The Company paid $330,436 to the President of FSD Biosciences, Edward Brennan, for services rendered for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under consulting fees. The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $109,892 to be paid to the President of FSD Biosciences by issuance of 15,456 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

• The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $109,892 to be paid to the President of FSD, Zeeshan Saeed, by issuance of 15,456 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

• The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $54,946 to be paid to the President of FV Pharma, Sara May, by issuance of 7,728 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

• The Company paid management fees of $196,870 to a company owned by the CFO, Donal Carroll, for services rendered for the year ended December 31, 2019, included in the consolidated statement of income loss and comprehensive income loss under salaries, wages and benefits.

• The Company paid consulting fees of $90,000 to a company owned by the Chief Operating Consultant, Shahzad Shah, for services rendered for the year ended December 31, 2019, included in the consolidated statement of income loss and comprehensive income loss under consulting fees.

• The Company paid consulting fees of $16,667 to a company owned by the former COO, Michael Ash, for the year ended December 31, 2019, included in the consolidated statement of income loss and comprehensive income loss under consulting fees.

• The Company pays independent directors annual rate of $40,000 per year, with the Chairman of each respective committee receiving an additional $10,000 per year. For the year ended December 31, 2019, the Company's independent directors were paid the amount of $203,521 (2018 - $66,667). As of December 31, 2019, $98,521 of director’s fees were due to and payable.

• The Company recognized share-based compensation expense of $132,178 for the year-ended December 31, 2019 for services to be provided by a consulting company related to the President of the Company.

• On November 4, 2019, the Company completed the issuance of 228,670 Class B shares as part of a private placement at a price of $20.10 per share for total gross proceeds of $4,598,618. Portion of the shares issued under this private placement were to related parties of the Company, including Directors and Officers of the Company as follows:

Related Party	Number of Securities	Total Amount ($)
Raza Bokhari	100,994	2,125,182
Stephen Buyer	16,418	330,000
Anthony Durkacz	12,438	250,000
Edward Brennan	6,567	132,000
Robert J. Ciaruffoli	6,567	132,000
Donal Carroll	4,975	100,000
Rehan Saeed	4,975	100,000
Shahzad Shah	4,975	100,000
Xorax Family Trust	4,975	100,000
Sara May	1,870	37,585
Total	164,755	3,406,767

Key management personnel compensation during the year ended December 31, 2019 and 2018 is comprised of:

	2019	2018
	$	$
Salaries, benefits, bonuses and consulting fees	4,836,192	1,814,115
Share-based payments	12,476,385	3,215,401
Total	17,312,577	5,029,516

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material, outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to complete development of its production facilities and carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated notes payable

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2019 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2019.

Fair values

The carrying values of cash, trade and other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Other Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to note 2 and note 3 of the audited consolidated financial statements for a full discussion of our critical accounting policies and estimates.

CHANGES IN ACCOUNTING POLICIES

IFRS 16 - Leases [“IFRS 16”]

The Company has adopted IFRS 16 with an initial adoption date of January 1, 2019. The Company utilized the modified retrospective method to adopt the new standard and therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases and related interpretations.

IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model requiring lessees to recognize right-of-use assets and lease liabilities for all major leases. The Company’s accounting policy under IFRS 16 is as follows.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of identified asset for a period of time in exchange for consideration. The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company’s incremental borrowing rate. The Company used an incremental borrowing rate to measure the lease liabilities in the opening balance sheet at January 1, 2019 of 7.73%.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, unless it has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or to leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

On initial application, the Company has elected to record right-of-use assets at the amount of the corresponding lease liability. Right-of-use assets and lease obligations of $243,818 were recorded as at January 1, 2019. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The Company has applied the practical expedient to account for leases for which the lease term ends within 12 months from the date of initial application as short-term leases. The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s audited financial statements for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

$
Aggregate lease commitments as disclosed at December 31, 2018	315,528
Less: Adjustment to lease commitments	(24,528)
Less: Impact of present value	(47,182)
Opening IFRS 16 lease obligation as at January 1, 2019	243,818

 The Company did not have any leases subject to the low-value or short-term lease recognition exemptions upon adoption of IFRS 16 and as at December 31, 2019.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per class A share held. Class A shares are held by certain original founders of the Company.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these the audited consolidated financial statements and this MD&A have been adjusted retrospectively to reflect the reverse share split.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	8,158,678
Share options	1,463,475
Warrants	467,451